DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 1-2-03
1-32-1646

03010588

February 18, 2003

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

PROCESSED
FEB 27 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public
Availability 2-18-2003

RE: Bank of America Corporation
Incoming letter dated January 2, 2003

Dear Ms. Jones:

This is in response to your letter dated January 2, 2003 concerning the shareholder proposal submitted to Bank of America by Nick Rossi. We also have received a letter on the proponent's behalf dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CRGH

RECEIVED
2003 JAN -3 PM 3:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

January 2, 2003

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received from Nick Rossi (the "Proponent") a proposal dated October 1, 2002 (the "Proposal") for inclusion in the proxy materials for the Corporation's 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons set forth herein.

GENERAL

The 2003 Annual Meeting will be held on April 30, 2003. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 24, 2003 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent's agent as notice of the Corporation's intention to omit the Proposal from the Corporation's proxy materials for the 2003 Annual Meeting.

BACKGROUND AND SUMMARY OF PROPOSAL

The Proposal recommends that the "Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. The goal of the Proposal is clear on its face - the Proponent wants the Corporation to remove any existing poison pill or have any new poison pill submitted for stockholder approval. The Corporation does not have a rights plan or poison pill. Additionally, the Corporation has adopted a policy that no poison pill shall become effective without the affirmative vote of a majority of stockholders. Accordingly, since the Corporation has adopted a policy prohibiting the adoption of a poison pill in the absence of stockholder approval, the goal of the Proposal has not only been substantially implemented, but it has, in fact, been "fully effected" and should be excluded pursuant to Rule 14a-8(i)(10).

Upon the recommendation of the Corporation's Corporate Governance Committee, the Board of Directors of the Corporation, on October 23, 2002, adopted the following resolution:

> **NOW, THEREFORE, BE IT RESOLVED**, that, in the event the Board of Directors determines in the future that the adoption of a poison pill would be in the best interests of the Corporation, the Corporation shall submit such poison pill to a vote of the stockholders and such poison pill shall not be effective without the affirmative vote of a majority of the votes cast by the stockholders entitled to vote.

The Division has historically permitted the exclusion of proposals under Rule 14a-8(i)(10) and its predecessor, Rule 14a-8(c)(10), where a corporation is requested to redeem a poison pill or rights plan that does not exist, has expired or that will be terminated or expire in the immediate future. *See Bell Atlantic Corporation* (December 15, 1995, *affirmed on reconsideration,* January 23, 1996) (proposal to redeem rights plan when company was in the process of redeeming the plan); *TJX Companies, Inc.* (March 17, 1994) (proposal to redeem rights plan where board had previously voted to redeem the plan); *Bank of America* (February 13, 2002) (proposal to redeem rights plan that did not exist); *Occidental Petroleum Corporation* (January 28, 1997) (proposal to redeem rights plan that no longer existed); and *Compaq Computer Corporation* (February 15, 1996) (proposal to redeem rights plan that no longer existed). In the instant case, the Proponent requests that the Corporation adopt a policy prohibiting the adoption or extension of a poison pill unless such adoption or extension has been submitted to a stockholder vote. The Corporation has already adopted such a policy. Accordingly, consistent with the Division's prior no-action letters, the Proposal should be excluded pursuant to Rule 14a-8(i)(10).

In *Bell Atlantic*, the proposal (submitted in November 1995) requested that the board of directors redeem the shareholder rights plan unless the plan was approved by a majority of shareholders. The company argued that its board of directors had recently adopted a resolution directing the company's management to submit to the board (at its January 1996 meeting) a detailed plan of action to terminate the rights plan. The company indicated that the requested termination plan would be submitted, as requested, and would call for the termination of the rights plan in May 1996. In *Bell Atlantic*, the existence of concrete plans that would substantially implement the proposal appeared to be sufficient grounds for excluding the proposal pursuant to Rule 14a-8(c)(10).

In *TJX Companies*, the proposal (submitted in December 1993) similarly directed the board of directors to redeem its preferred share purchase rights, unless their issuance was approved by a majority of shareholders. In *TJX Companies,* the company argued that in February 1994 its board of directors voted to redeem the rights referenced in the stockholder proposal. In concurring that the *TJX Companies* could exclude the proposal under Rule 14a-8(c)(10), the Division specifically noted that the company's board of directors voted to redeem the rights referenced in the proposal.

As with *Bell Atlantic* and *TJX Companies*, the Corporation's Board of Directors has already voted to adopt the policy referenced in the Proposal. Furthermore, if the Proposal were submitted to and approved by the Corporation's stockholders, the means of implementation would be the adoption by the Board of Directors of the resolution set forth above. Accordingly, because the Proposal has been fully implemented, it should be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2003 Annual Meeting. Based on the Corporation's timetable for the 2003 Annual Meeting, a response from the Division by February 7, 2003 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Nick Rossi c/o John Chevedden

EXHIBIT A

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit." Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 17, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Bank of America Corporation (BAC)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Nick Rossi

RECEIVED
2003 JAN 22 AM 11:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ladies and Gentlemen:

This letter addresses the company no action request to suppress an established corporate governance shareholder proposal topic.

Low Priority Company Request

The company has assigned its no action request low priority by sending it via mail which was then delivered 9 days after the letterhead date.

Shareholder Vote is a Key Part of the Proposal

The proposal states:
"This is to recommend that our Board of Directors redeem any poison pill issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."
There is nothing in the company policy to prevent the policy from a reversal in 3 months without a shareholder vote.

None of the company precedents address the potential policy reversal, without a shareholder vote, for a policy which calls for a shareholder vote. The company is thus asking for an unsupported new precedent.

The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotates out this policy three months later.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Nick Rossi

Kenneth Lewis
Chairman

3 – Shareholder Vote regarding Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 2, 2003

The proposal requests that the board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

There appears to be some basis for your view that Bank of America may exclude the proposal from its proxy materials under rule 14a-8(i)(10) as substantially implemented. We note Bank of America's representation that it does not have a current rights plan in place and that the board has adopted a resolution that requires a shareholder vote in order to implement a rights plan. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jennifer Bowes
Attorney-Advisor